UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Delcath Systems, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

24661P807

(CUSIP Number)

1633 Broadway,22nd Floor, Suite C, New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock 853,950 shares of Common Stock issuable upon exercise of warrants
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock 853,950 shares of Common Stock issuable upon exercise of warrants

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock

853,950 shares of Common Stock issuable upon exercise of warrants

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 24661P807	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock [1] 853,950 shares of Common Stock issuable upon exercise of warrants
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock 853,950 shares of Common Stock issuable upon exercise of warrants

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Opportunities Fund I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 549,479 shares of Common Stock issuable upon conversion of 12,660 preferred stock [1] 549,479 shares of Common Stock issuable upon exercise of warrants
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 549,479 shares of Common Stock issuable upon conversion of 12,660 preferred stock 549,479 shares of Common Stock issuable upon exercise of warrants

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 304,470 shares of Common Stock issuable upon conversion of 7,015 preferred stock 304,470 shares of Common Stock issuable upon exercise of warrants
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 304,470 shares of Common Stock issuable upon conversion of 7,015 preferred stock 304,470 shares of Common Stock issuable upon exercise of warrants

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,470 shares of Common Stock issuable upon conversion of 7,015 preferred stock [1]

304,470 shares of Common Stock issuable upon exercise of warrants

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D	Page 6 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on March 11, 2020 (as amended, the “Statement”) with respect to the preferred stock, $1,000.00 par value per share (the “Preferred Stock”), of Delcath Systems, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Statement. Except as amended and supplemented by this Amendment No. 1, the Statement remains unchanged.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 8, 2020, the Issuer entered into a Board Appointment Agreement (the “Board Appointment Agreement”) with Rosalind Master Fund LP and Rosalind Opportunities Fund I LP (together “Rosalind”) pursuant to which the Issuer agreed to provide Rosalind with certain representation rights on the Issuer’s Board of Directors (the “Board”). Pursuant to the terms of the Board Appointment Agreement, Rosalind will have the right to nominate, and to cause the removal or replacement of, up to two directors for election to the Board (the “Rosalind Nominees”) in the event that the Offering is consummated on or prior to the Closing Deadline and Rosalind invests at least $4.0 million in the Offering on the same terms as the other investors in the Offering (the “Participation Condition”), or in the event that the Offering is not consummated on or prior to the Closing Deadline other than as a result of Rosalind’s failure to satisfy the Participation Condition. The Rosalind Nominees must meet all applicable requirements for treatment as independent directors under applicable SEC and Nasdaq rules and regulations. The Board has determined that Gil Aharon and Steven Salamon, the principals of Rosalind, would qualify as independent directors under such rules and regulations. One Rosalind Nominee would be appointed to the class of directors whose term expires at the Issuer’s 2022 annual meeting of stockholders and the other would be appointed to the class of directors whose term expires at the Issuer’s 2021 annual meeting of stockholders.

For further details of the Appointment Agreement and amendment to the Support and Conversion Agreement, see the link in Exhibit A.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including the Issuer’s strategic review process, potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance and/or corporate governance policies, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4—Purpose of the Transaction for a description of the Appointment Agreement. In connection with entering into the Appointment Agreement, Rosalind and the Issuer also amended the Support and Conversion Agreement to, among other things, extend the expiration of such agreement.

CUSIP No. 24661P807	13D	Page 7 of 7 Pages

Item 7.  Material to Be Filed as Exhibits

A Joint Filing Agreement by and among Rosalind Advisors, Inc. Rosalind Master Fund L.P., Rosalind Opportunities Fund I L.P. and Steven Salamon was previously filed as an exhibit to the 13D filed on March 12, 2020 .

Issuer’s Form 8-K linked as Exhibit A for further details.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSALIND

/s/ Steven Salamon
Name

President Rosalind Advisors, Inc.
Title

April 9, 2020
Date

Exhibit A

https://www.sec.gov/Archives/edgar/data/872912/000156459020016092/dcth-8k_20200408.htm